Third Quarter Interim Report
for the period ended November 30, 2004

LEADING BRANDS, INC. CONSOLIDATED BALANCE SHEET (UNAUDITED)

(EXPRESSED IN	November 30	February 29
UNITED STATES DOLLARS)	2004	2004

ASSETS
Accounts receivable	$2,169,502	$3,622,420
Inventory	3,509,857	3,495,331
Prepaid expenses and deposits	220,431	206,719
Future income
taxes - current (Note 5)	640,809	568,990
	6,540,599	7,893,460
Property, plant and equipment	10,494,963	9,796,583
Trademarks and rights	91,872	81,575
Goodwill (Note 4)	2,827,608	2,510,701
Deferred costs	192,073	150,681
Long-term investment
and other (Note 4)	84,318	74,868
Future income
taxes - long term (Note 5)	1,060,720	1,812,467
Total Assets	$21,292,153	$22,320,335

LIABILITIES
Bank indebtedness	$2,968,737	$3,179,800
Accounts payable and
accrued liabilities	2,549,039	5,526,816
Current portion of
long-term debt (Note 7)	941,479	859,858
	6,459,255	9,566,474
Long-term debt (Note 7)	3,297,536	3,443,512
	9,756,791	13,009,986

SHAREHOLDERS’ EQUITY
Share capital (Note 3)
Common shares	25,799,818	25,795,379
Contributed surplus (Note 2)	1,228,928	154,371
Deficit	(17,885,396)	(17,524,051)
Currency translation
adjustment	2,392,012	884,650
	11,535,362	9,310,349
Total Liabilities
and Shareholders’ Equity	$21,292,153	$22,320,335

LEADING BRANDS, INC. CONSOLIDATED STATEMENT OF INCOME (LOSS) AND DEFICIT (UNAUDITED)

	Three months	Three months	Nine months	Nine months
(EXPRESSED IN	ending	ending	ending	ending
UNITED STATES	November 30	November 30	November 30	November 30
DOLLARS)	2004	2003	2004	2003

Sales	$7,021,538	$9,369,965	$27,434,496	$34,137,067
Cost of sales	5,184,392	7,296,362	19,229,363	25,969,953
Selling, general &
administration
expenses	2,085,107	2,280,375	6,601,932	7,985,255
Amortization of property,
plant and equipment	228,183	233,843	647,459	660,672
Amortization of deferred
costs and other	21,217	64,846	55,422	210,236
Interest on long term debt	53,707	30,189	152,854	119,439
Interest on current debt	28,882	52,322	81,718	133,856
Loss on sale of assets	26	8,678	1,611	8,678
Other income, net related
to contract settlements
(Note 9)	–	–	(666,547)	–
	7,601,514	9,966,615	26,103,812	35,088,089
Net income (loss)
before taxes	(579,976)	(596,650)	1,330,684	(951,022)

Income Tax – Current	4,135	–	3,835	(3,913)
Income Tax
(expense) recovery
– future income tax	142,081	26,823	(859,514)	692,677
Net income (loss)	(433,760)	(569,827)	475,005	(262,258)

Deficit, beginning of period,
as previously reported	(17,451,636)	(15,368,992)	(17,524,051)	(15,676,561)
Adjustment for change in
accounting for stock-based
compensation (Note 2)	–	–	(836,350)	–
Accumulated deficit,
beginning of period,
as restated	(17,451,636)	(15,368,992)	(18,360,401)	(15,676,561)
Deficit, end of period	$(17,885,396)	$(15,938,819)	$(17,885,396)	$(15,938,819)

EARNINGS PER SHARE
Basic	$(0.03)	$(0.04)	$0.03	$(0.02)
Diluted	$(0.03)	$(0.04)	$0.03	$(0.02)
Weighted average number
of shares outstanding	15,042,807	15,037,971	15,041,042	14,919,597

LEADING BRANDS, INC. CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

	Three months	Three months	Nine months	Nine months
(EXPRESSED IN	ending	ending	ending	ending
UNITED STATES	November 30	November 30	November 30	November 30
DOLLARS)	2004	2003	2004	2003

Cash provided by (used in)
OPERATING ACTIVITIES
Net income (loss)	$(433,760)	$(569,827)	$475,005	$(262,258)
Items not involving cash
Depreciation and
amortization	249,400	298,689	702,881	870,907
Loss on sale
of assets	26	8,678	1,611	8,678
Changes in non-cash
operating working
capital items (Note 6)	245,253	211,220	(1,216,032)	(967,818)
Utilization (recognition)
of future income taxes	(142,081)	(26,823)	859,514	(692,677)
Stock based compensation
(Note 8)	15,023	–	238,207	92,705
	(66,139)	(78,063)	1,061,186	(950,463)
INVESTING ACTIVITIES
Purchase of property,
plant & equipment	(25,036)	(19,420)	(201,663)	(111,094)
Proceeds on sale of property,
plant & equipment	34,850	31,997	41,635	58,582
Expenditures on
deferred costs	(46,894)	(3,685)	(77,254)	(77,624)
	(37,080)	8,892	(237,282)	(130,136)
FINANCING ACTIVITIES
Increase (decrease) in
bank indebtedness	145,935	230,426	(490,501)	1,359,918
Issuance of common
share capital	4,439	20,000	4,439	310,849
Proceeds from issuance
of long-term debt	–	36,765	389,112	–
Repayment of
long-term debt	(212,682)	–	(874,728)	(149,810)
	(62,308)	287,191	(971,678)	1,520,957
Increase (decrease)
in cash	$(165,527)	$218,020	$(147,774)	$440,358
Effect of exchange
rate changes
on cash	$165,527	$(218,020)	$147,774	$(440,358)
Cash, beginning and
end of year	$–	$–	$–	$–
Interest paid	$79,360	$103,394	$232,721	$255,593
Income tax
(recovered) paid	$(4,135)	$–	$(3,835)	$3,913

LEADING BRANDS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. BASIS OF PRESENTATION

The accompanying unaudited financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles for interim financial information by the Company without audit. These interim financial statements do not include all the disclosures required under Canadian Generally Accepted Accounting Principles and should be read in conjunction with the Company’s most recent audited annual consolidated financial statements.

These interim financial statements follow the same accounting policies and methods of their application as the most recent audited annual consolidated financial statements.

Results of operations for interim periods are not indicative of annual results.

2. CHANGE IN ACCOUNTING POLICY

Effective March 1, 2004, the Company has adopted, on a retroactive basis without restatement, the recommendations of CICA Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, which now requires companies to adopt the fair value based method for all stock-based awards granted on or after January 1, 2002. Previously the Company was only required to disclose the pro forma effect of stock options issued to employees and directors in the notes to the financial statements. The effect of this change in accounting policy was to increase the deficit at March 1, 2004 by $836,350 with a corresponding increase to reported contributed surplus.

3. SHARE CAPITAL	November 30
2004
Authorized:
Common shares without par value	500,000,000
Preferred shares without par value
designated into the following series:
Series ”A” preferred shares, without par value	1,000,000
Series ”B” preferred shares, without par value	100
Series ”C” preferred shares, without par value	1,000,000
Series ”D” preferred shares, without par value	4,000,000
Series ”E” preferred shares, without par value	4,000,000
Undesignated	9,999,900

Issued:
Common shares without par value	15,045,069

Stock options granted,	Issued and	Weighted
exercised and cancelled since	outstanding	average
August 31, 2004	options	exercise price
Outstanding at August 31, 2004	3,473,019	$1.09
Exercised	(4,900)	0.906
Cancelled	(317,600)	1.01
Outstanding at November 30, 2004	3,150,519	$1.10

At November 30, 2004 there were 2,215,909 vested options outstanding at an average exercise price of $1.08

LEADING BRANDS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

4. GOODWILL, LONG-TERM INVESTMENTS AND OTHER

Long-term investments, advances and goodwill are recorded at cost less amounts written off to reflect a permanent impairment in value. The change in the long-term investments and other costs as well as goodwill balances from February 29, 2004 is due to translation adjustments.

5. INCOME TAX EXPENSE

The Company follows the liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet and their corresponding tax values using the enacted income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The Company continues to record current and future income tax amounts based on the Company’s results at the current income tax rate and expected net realizable value.

6. CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS

	Three months	Three months	Nine months	Nine months
	ending	ending	ending	ending
	November 30	November 30	November 30	November 30
	2004	2003	2004	2003

Accounts receivable	$1,193,901	$885,704	$1,725,868	$(92,335)
Inventory	382,631	421,771	345,190	(477,646)
Prepaid expenses	56,599	(196,873)	10,601	112,804
Accounts payable
and accrued liabilities	$(1,387,878)	$(899,382)	$(3,297,691)	$(510,641)
Changes in non-cash
operating working
capital items	$245,253	$211,220	$(1,216,032)	$(967,818)

7. LONG-TERM DEBT

The agreement with respect to the bank loan contains a demand feature whereby the bank can demand repayment at any time. The bank has indicated that it does not expect repayment of the loan other than as scheduled, accordingly, the principal payments are classified in accordance with the bank loan repayment schedule.

LEADING BRANDS, INC. NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

8. STOCK BASED COMPENSATION

The Company has recorded stock based compensation expenses related to the adoption of CICA Handbook Section 3870. A summary of the impact of the change in the stock based compensation policy on the comparative information is as follows:

	Three months	Three months	Nine months	Nine months
	ending	ending	ending	ending
	November 30	November 30	November 30	November 30
	2004	2003	2004	2003

Net Income (loss)	$(433,760)	$(569,827)	$475,005	$(262,258)
Deduct: Stock based
compensation expense	–	(93,553)	–	(385,012)

Pro-forma net income	$(433,760)	$(663,380)	$475,005	$(647,270)
Pro-forma earnings
per share
Basic	$(0.03)	$(0.04)	$0.03	$(0.04)
Diluted	$(0.03)	$(0.04)	$0.03	$(0.04)

9. OTHER INCOME

The Company recorded other income in the year to date of $666,547 from the settlement of certain disputes and resultant contract cancellations. Due to the nature of the payments they are non-recurring.

10. SEGMENTED INFORMATION

The Company operates in one industry segment. The Company’s principal operations are comprised of an integrated manufacturing and distribution system for beverages and food products. Substantially all of the Company’s operations, assets and employees are located in Canada.

11. SEASONALITY

The Company’s revenue is subject to seasonal fluctuations with stronger sales occurring in the warmer months.

12. CONTINGENCIES

The Company is party to various legal claims which arise in the normal course of business. These claims are not expected to have a material adverse effect on the financial position or results of operations of the Company.

13. SUBSEQUENT EVENT

There were no events occurring subsequent to November 30, 2004, that materially impact the Company’s financial statements for the nine-month period then ended.

LEADING BRANDS, INC. THIRD QUARTER RESULTS
PERIOD ENDED NOVEMBER 30, 2004

To Our Shareholders:

During the third quarter ended November 30, 2004, the Company recorded a net loss of ($434,000 US) [$539,000 Cdn] or ($0.03 US) [$0.04 Cdn] per share versus ($570,000 US) [$760,000 Cdn] or ($0.04 US) [$0.05 Cdn] in the same quarter last year.

Revenues for the quarter were $7,022,000 US [$8,731,000 Cdn] compared to $9,370,000US [$12,490,000 Cdn] in Q3 2003. The reduction in revenue principally resulted from (1) the discontinuance of the Little Debbie’s® snack cake distribution business; (2) change in mix of co-pack products sold that include the Company supplying raw materials; and (3) lower sales volumes in the United States due to the Company re-building its sales efforts there.

For the first nine months of its 2004 fiscal year ended February 28, 2005, the Company reported net income of $475,000 US [$677,000 Cdn] or $0.03 US [$0.04 Cdn] per share versus a net loss of ($262,000 US) [$336,000 Cdn] or ($0.02 US) [$0.02 Cdn] during the same period last year. Net income before taxes year to date is $1,331,000 US [$1,835,000 Cdn] or $0.09 US [$0.12 Cdn] per share, compared to a net loss before taxes of ($951,000 US) [$1,283,000 Cdn] or ($0.06 US) [$0.09 Cdn] for the first nine months of fiscal 2003. Revenues for the period were $27,434,000 US [$36,065,000 Cdn] versus $34,137,000 US [$47,354,000 Cdn] a year ago. The Company has adequate tax loss carry forwards to cover any income tax expense for this year and as such the income tax expense is a non-cash item in this period.

The key number for us is the comparative change in net income before taxes, year to date, which is a positive swing of $2,282,000 US, or $3,118,000 Cdn.

We continue to see margin improvements in virtually all areas of our company, but most significantly in our US and Canadian branded products and bottling plants. We anticipate that by the first quarter of fiscal 2005 the negative revenue comparison will have been eliminated due to an equalization of the reasons expressed.

The Company will continue to provide updates in its newsletter on the first of most months, posted at www.LBIX.com.

Thank you for your continued support.

Safe Harbor.

The Company relies upon the Safe Harbor Laws of 1933, 1934, and 1995 for all public statements. Statements, which are not historical facts, are forward-looking statements. The Company, through its management, makes forward-looking public statements concerning its expected future operations, performance and other developments. Such forward-looking statements are necessarily estimates reflecting the Company’s best judgment based upon current information and involve a number of risks and uncertainties, and there can be no assurance that other factors will not affect the accuracy of such forward-looking statements. It is impossible to identify all such factors. Factors which could cause actual results to differ materially from those estimated by the Company include, but are not limited to, general economic conditions, weather conditions, changing beverage consumption trends, pricing, availability of raw materials, economic uncertainties (including currency exchange rates), government regulation, managing and maintaining growth, the effect of adverse publicity, litigation, competition and other factors which may be identified from time to time in the Company’s public announcements.

LEADING BRANDS, INC. MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE MONTHS AND NINE MONTHS ENDED NOVEMBER 30, 2004

The following information should be read in conjunction with the Company’s February 29, 2004 audited consolidated financial statements and the November 30, 2004 third quarter interim report. These reports, along with the Company’s annual report on Form 20-F, are available on SEDAR at www.sedar.com.

The financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The material differences between Canadian and US GAAP are discussed in Note 20 of the Company’s annual consolidated financial statements.

The Company maintains its financial records in Canadian dollars and translates them into United States dollars for reporting purposes. In this report, unless otherwise specified, all dollar amounts are expressed in United States dollars.

OVERALL PERFORMANCE

The overall performance of the Company continues to improve over the same period of the prior fiscal year. The Company is focusing on minimizing overhead costs and increasing the distribution of its brands, while continuing to build on existing relationships with co-pack customers.

RESULTS OF OPERATIONS

FOR THE THREE MONTHS AND NINE MONTHS ENDED NOVEMBER 30, 2004

SALES

Sales for the quarter ended November 30, 2004 were $7,021,538, compared to $9,369,965 in the previous year, representing a decrease of $2,348,427. The decrease of 25.1% is attributed to the following:

  decrease in sales of co-pack products due to a reduction in sales of co-pack products in which the Company supplies the raw materials and an increase in sales of co-pack products in which the customer supplies the raw materials $1.68 M (17.9%)

  decrease in sales of branded products due to the refocus of the US market and discontinuation of the Little Debbie’s snack foods line $1.14 M (12.2%)

  increase in US dollar sales due to differences in the conversion rates $0.47M (5.0%)

Sales for the nine months ended November 30, 2004 were $27,434,496, compared to $34,137,067 in the previous year, representing a decrease of $6,702,571. The decrease of 19.6% is attributed to the following:

  decrease in sales of co-pack products due to a reduction in sales of co- pack products in which the Company supplies the raw materials and an increase in sales of co-pack products in which the customer supplies the raw materials $2.03 M (5.9%)

  decrease in sales of branded products due to the refocus of the US mar- ket and discontinuation of the Little Debbie’s snack foods line $6.14 M (18.0%)

  increase in US dollar sales due to differences in the conversion rates $1.47 M (4.3%)

COST OF SALES AND MARGIN

For the three months ended November 30, 2004, cost of sales decreased $2,111,970 from $7,296,362 to $5,184,392. Cost of sales were lower due to reduced sales in branded products in the US and the discontinuation of the Little Debbie’s snack foods line. Gross margin decreased $236,457 from $2,073,603 in the quarter of the prior year to $1,837,146 in the current year. The Company’s margin percentage increased from 22.1% in the quarter ended November 30, 2003 to 26.2% in the quarter ended November 30, 2004. The increased margin percentage was a result of increased sales in higher margin branded products and increased sales to co-pack customers who supply raw materials to the Company at their expense.

For the nine months ended November 30, 2004, cost of sales decreased $6,740,590 from $25,969,953 to $19,229,363. Gross margin increased $38,019 from $8,167,114 in the prior year to $8,205,133 in the current year. The margin percentage increased from 23.9% in the prior year to 29.9% in current year. On a year to date basis, the same trends and reasons for changes mentioned in the three months ended November 30, 2004 also apply to the nine months then ended.

SELLING, GENERAL AND ADMINISTRATION EXPENSES

For the three months ended November 30, 2004, these expenses decreased $195,268 from $2,280,375 to $2,085,107, due primarily to a reduction in sales, administration and marketing costs in the US as a result of the refo-cus of the US market. The Company’s focus remains on reducing selling, general and administration expense where possible, while maintaining or increasing gross margin to improve income from operations.

For the nine months ended November 30, 2004 these expenses decreased $1,383,323 from $7,985,255 to $6,601,932 for the reasons mentioned above. Stock based compensation expenses are now included in selling, general and administrative expenses. The pro-forma numbers for net income without stock based compensation expense are as follows:

	Three Months	Three Months	Nine Months	Nine Months
	ended	ended	ended	ended
	November 30	November 30	November 30	November 30
	2004	2003	2004	2003

Net income (loss)	$(433,760)	$(569,827)	$475,005	$(262,258)
Add back:
Stock based
compensation	15,023	–	238,207	92,705
Pro-forma
net income (loss)	$(418,737)	$(569,827)	$713,212	$(169,553)

OTHER INCOME AND EXPENSES

Depreciation in the quarter and year to date remained consistent with the same periods in the prior year. Amortization in the quarter decreased by $43,629 from $64,846 in the prior year to $21,217 due to the write down of deferred costs related to the start up of the US operations and product development in the last fiscal year ended February 29, 2004. For the nine months ended November 30, 2004, amortization decreased by $154,814 from $210,236 in the prior year to $55,422 for the reasons mentioned above.

In the quarter, interest remained consistent with last year at $82,589 compared to $82,511 in the prior year. For the nine months ended November 30, 2004, interest decreased by $18,723 from $253,295 to $234,572 due to lower average borrowing levels and lower interest rates.

The Company recorded other income in the nine months ended November 30, 2004 of $666,547 from the settlement of certain disputes and resultant contract cancellations.

INCOME TAXES

The Company has future income tax assets from unused loss carry-forwards and other differences in carrying amounts. In the quarter ended November 30, 2004, the Company generated $142,081 in loss carry-forwards, compared to $26,823 in the same quarter of the prior fiscal year. Based on the net income before income taxes for the nine months ended November 30, 2004, the Company will be able to utilize $859,514 in loss carry-forwards, compared to the recognition of $692,677 in future income taxes in the same period of the prior fiscal year, causing a difference in the impact of income tax on net income of $1,552,191. The company is not presently paying cash taxes on operating profits and does not anticipate having to do so in this fiscal year.

The income tax expense and recovery is calculated by tax jurisdiction. In jurisdictions where the recoverability of the future income tax asset is uncertain, the asset is fully offset by an uncertainty provision. Consequently, tax expenses in certain jurisdictions have not been reduced by potential tax recovery in other jurisdictions, causing the income tax expense to be a larger percentage of income before taxes on a consolidated basis.

LIQUIDITY AND CAPITAL RESOURCES

As at November 30, 2004, the Company had positive working capital of $81,344 compared to a working capital deficit of $1,673,014 at the prior year end. The improvement in working capital resulted from positive cash flow from operations. Bank indebtedness was $2,968,737 compared to $3,179,800 for the prior year end. There were no cash or cash equivalents as at November 30, 2004 or the previous year end. The Company has unused borrowing capacity of $350,000 as at November 30, 2004. The Company was not in compliance with one of its banking covenants at November 30, 2004. Accordingly, the Company has obtained covenant forbearance from the lender until February 28, 2005.

Net cash utilized in the quarter for operating activities was $66,139, compared to $78,063 in the prior year. Working capital changes generated $245,253 in decreases in accounts receivable, inventory and prepaid expenses offset by decreases in accounts payable. In Q3 of 2003, working capital changes generated $211,220 in decreases in accounts receivable and inventory offset by increases in prepaid expenses and decreases in accounts payable.

For the nine months ended November 30, 2004, cash inflow from operations was $2,277,218, compared to $17,355 in the same period last year. Net cash generated from operating activities (net of changes in non-cash working capital items, future income taxes and stock based compensation) was $1,061,186, compared to $950,463 utilized the prior year. Working capital changes utilized $1,216,032 in decreases in accounts payable offset by decreases in accounts receivable, inventory and prepaid expenses. In the same period of the prior year, working capital changes utilized $967,818 in increases in accounts receivable and inventory, decreases in accounts payable, partially offset by decreases in prepaid expenses. Investing activities utilized $37,080 compared to $8,892 generated in the same quarter of the prior year. In the nine month period, investing activities utilized $237,282 compared with $130,136 in the prior year. Expenditures on property plant and equipment increased over last year, due to amounts expended to prepare production lines for new products.

Financing activities utilized $62,308 in the quarter ended November 30, 2004 compared to $287,191 generated for the same period last year. Bank indebtedness increased by $145,935 compared to $230,426 due to seasonal increases in borrowing levels. Long term debt decreased by $212,682 compared to an increase of $36,765 in the prior year. In the nine months ended November 30, 2004, financing activities utilized $971,678 compared to $1,520,957 generated in the prior year. Bank indebtedness decreased by $490,501 compared to an increase of $1,359,918 in the prior year. Long term debt decreased by $485,616 compared to $149,810 in the prior year. In the prior year, $20,000 was generated from the issuance of common shares in the quarter, and $310,849 in the nine months ended November 30, 2003 compared to $4,439 in the three and nine months ended November 30, 2004.

TREND INFORMATION

Sales for the quarter ended November 30, 2004 are about 25% lower than the comparable period in the prior year. Concurrently, cost of sales reduced by a similar amount causing gross margin to remain consistent with the same period in the prior year. This resulted in an increased gross margin percentage from 22.1% in the third quarter of the prior year to 26.2% in the current quarter. The increased margin percentage is expected to continue, due to the change in product mix to higher margin products going forward.

RELATED PARTY TRANSACTIONS

The Company had no changes to related party agreements during the quarter.

DISCLOSURE OF OUTSTANDING SHARE DATA

At December 17, 2004 the Company had 15,045,069 issued and outstanding common shares.

There were also 3,150,519 issued and outstanding stock options, of which 2,215,909 were vested.

LEADING BRANDS, INC.

Leading Brands, Inc. is North America’s only fully integrated premium beverage company.

Shareholder Information:

Leading Brands, Inc.
NASDAQ:LBIX
Toll Free: 1-866-685-5200
Website: www.LBIX.com

The Company’s annual report on Form 20-F, along with all other publicly reported documents, is available on SEDAR at www.sedar.com.

Officers of the Company

Sinan ALZubaidi
VP of Bottling Operations

Jody Christopherson
VP of Sales, Western Canada

Thomas Gaglardi
Secretary

Donna Higgins, CGA
Chief Financial Officer

Matt Hughes
VP of Sales – Leading Brands USA, Inc.

Ralph D. McRae
Chairman, President and Chief Executive Officer

Robert Mockford
VP of Operations

Dave Read
President – LBI Brands, Inc.

Pat Wilson
Senior VP of Sales – Canada
President – Leading Brands USA, Inc.

LEADING BRANDS, INC.
Suite 1800 – 1500 West Georgia Street
Vancouver BC Canada V6G 2Z6
Tel: 604-685-5200 Fax: 604-685-5249
Toll free: 1-866-685-5200
www.LBIX.com

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